Exhibit 3.1

Ninth Amended and Restated Certificate of Incorporation
of

eMagin Corporation

ARTICLE 1

The name of this Corporation is eMagin Corporation.

ARTICLE 2

The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, Wilmington, Delaware 19801 in the County of New Castle. The name of the Corporation’s registered agent at such address is The Corporation Trust Company.

ARTICLE 3

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware (the “General Corporation Law”).

ARTICLE 4

The total number of shares of stock which the Corporation shall have authority to issue is 1,000 shares of Common Stock, $0.001 par value per share.

ARTICLE 5

The board of directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

ARTICLE 6

Elections of directors need not be by written ballot unless and to the extent the Bylaws of the Corporation shall so provide.

ARTICLE 7

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the General Corporation Law) outside the State of Delaware at such place or places as may be designated from time to time by the board of directors or in the Bylaws of the Corporation.

ARTICLE 8

The directors of the Corporation shall be protected from personal liability, through indemnification or otherwise, to the fullest extent permitted under the General Corporation Law as from time to time in effect.

(a)            A director of the Corporation shall under no circumstances have any personal liability to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for those breaches and acts or omissions with respect to which the General Corporation Law, as from time to time amended, expressly provides that this provision shall not eliminate or limit such personal liability of directors. Neither the modification or repeal of this paragraph (a) of Article 8 nor any amendment to said General Corporation Law that does not have retroactive application shall limit the right of directors hereunder to exculpation from personal liability for any act or omission occurring prior to such amendment, modification or repeal.

(b)            The Corporation shall indemnify each director and officer of the Corporation to the fullest extent permitted by applicable law, except as may be otherwise provided in the Corporation’s Bylaws, and in furtherance hereof the Board of Directors is expressly authorized to amend the Corporation’s Bylaws from time to time to give full effect hereto, notwithstanding possible self-interest of the directors in the action being taken. Neither the modification or repeal of this paragraph (b) of Article 8 nor any amendment to the General Corporation Law that does not have retroactive application shall limit the right of directors and officers to indemnification hereunder with respect to any act or omission occurring prior to such modification, amendment or repeal.

ARTICLE 9

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by the laws of the State of Delaware, and all rights conferred upon stockholders herein are granted subject to this reservation.